UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ENCORE CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

292554102

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,435,062 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 3,435,062 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,435,062 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%* (See Item 5)
14	TYPE OF REPORTING PERSON OO – Limited Liability Company

*	Percent of class represented by amount in Row (11) is based on approximately 22,987,810 shares of Common Stock outstanding as of September 10, 2007, as reported in Encore’s Proxy Statement, which was filed by Encore with the Securities and Exchange Commission on September 27, 2007.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 748,009 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 748,009 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,009 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%* (See Item 5)
14	TYPE OF REPORTING PERSON PN – Limited Partnership

*	Percent of class represented by amount in Row (11) is based on approximately 22,987,810 shares of Common Stock outstanding as of September 10, 2007, as reported in Encore’s Proxy Statement, which was filed by Encore with the Securities and Exchange Commission on September 27, 2007.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,687,053 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 2,687,053 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,687,053 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%* (See Item 5)
14	TYPE OF REPORTING PERSON PN – Limited Partnership

*	Percent of class represented by amount in Row (11) is based on approximately 22,987,810 shares of Common Stock outstanding as of September 10, 2007, as reported in Encore’s Proxy Statement, which was filed by Encore with the Securities and Exchange Commission on September 27, 2007.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,435,062 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 3,435,062 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,435,062 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%* (See Item 5)
14	TYPE OF REPORTING PERSON OO – Limited Liability Company

*	Percent of class represented by amount in Row (11) is based on approximately 22,987,810 shares of Common Stock outstanding as of September 10, 2007, as reported in Encore’s Proxy Statement, which was filed by Encore with the Securities and Exchange Commission on September 27, 2007.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 6 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,435,062 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 3,435,062 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,435,062 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%* (See Item 5)
14	TYPE OF REPORTING PERSON CO – Corporation

*	Percent of class represented by amount in Row (11) is based on approximately 22,987,810 shares of Common Stock outstanding as of September 10, 2007, as reported in Encore’s Proxy Statement, which was filed by Encore with the Securities and Exchange Commission on September 27, 2007.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 7 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,435,062 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 3,435,062 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,435,062 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%* (See Item 5)
14.	TYPE OF REPORTING PERSON IN – Individual

*	Percent of class represented by amount in Row (11) is based on approximately 22,987,810 shares of Common Stock outstanding as of September 10, 2007, as reported in Encore’s Proxy Statement, which was filed by Encore with the Securities and Exchange Commission on September 27, 2007.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 8 OF 12 PAGES

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2007, as amended by Amendment No. 1 thereto, filed with the SEC on April 23, 2007, and Amendment No. 2 thereto, filed with the SEC on May 18, 2007 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Encore Capital Group, Inc., a Delaware corporation (“Encore”). RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to include the following information:

JCF FPK I LP, RMCP II and RMCP III (collectively, the “Shareholders”) entered into a Shareholders’ Agreement, dated as of October 19, 2007 (as may be amended, modified, supplemented or restated from time to time, the “Shareholders’ Agreement”), pursuant to which the Shareholders agreed, among other things, to (i) vote in favor of each Shareholder’s proposed removal or replacement of a related director, (ii) vote together with respect to certain actions submitted to a vote of the shareholders of Encore, (iii) refrain from transferring Common Stock (other than to an affiliate) without the consent of each of the other Shareholders, (iv) refrain from acquiring additional Common Stock unless certain conditions are met and (v) refrain from proposing or initiating a business combination transaction involving Encore without the consent of each of the other Shareholders.

The foregoing summary of the provisions of the Shareholders’ Agreement is qualified by reference to the actual text of the Shareholders’ Agreement. A copy of the Shareholders’ Agreement is filed as Exhibit 4 hereto and is hereby incorporated by reference in its entirety in response to this Item 2.

As a result of the Shareholders’ Agreement and the letter between JCF FPK I LP (together with its affiliates, “JCF FPK”) and RMCP LLC, dated as of April 20, 2007 and disclosed in Amendment No. 1 to this Schedule 13D, the Reporting Persons and JCF FPK may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, and deemed to be the beneficial owner of all of the shares of Common Stock owned by each of them. The Reporting Persons and JCF FPK are acting together with respect to Encore to the extent, but only to the extent, set forth in the Shareholders’ Agreement. Other than as set forth in the Shareholders’ Agreement, which supersedes any prior agreement or understanding between the Reporting Persons and JCF FPK, neither the Reporting Persons nor JCF FPK have any agreement or understanding with each other as to Encore, or any obligation to act in concert or otherwise on the same basis. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock held by JCF FPK for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership. This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and the Reporting Persons disclaim any responsibility for the accuracy of the information relating to JCF FPK or the beneficial ownership of shares of Common Stock by JCF FPK. Neither JCF FPK I LP nor any of its affiliates is a reporting person for purposes of this Schedule 13D, and JCF FPK is filing a separate statement on Schedule 13D with respect to JCF FPK I LP and its affiliates.

ITEM 4.	PURPOSE OF TRANSACTION.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 9 OF 12 PAGES

Item 4 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 2 above is hereby incorporated by reference in response to this Item 4.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 2 above is hereby incorporated by reference in response to this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit
4	Shareholders’ Agreement, dated as of October 19, 2007, by and among JCF FPK I LP, Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P. (filed herewith).

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 10 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2007

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 11 OF 12 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 12 OF 12 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement, dated as of April 16, 2007, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on April 16, 2007).

2	Stock Purchase Agreement, dated as of April 5, 2007, by and among Second Curve Opportunity Fund, LP, Second Curve Opportunity Fund International, Ltd. and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the SEC on April 16, 2007).

3	Letter, dated April 20, 2007, from JCF FPK I LP to, and as accepted and agreed by, Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on April 23, 2007).

4	Shareholders’ Agreement, dated as of October 19, 2007, by and among JCF FPK I LP, Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P. (filed herewith).